Exhibit 99.97

Enthusiast Gaming Set to Strengthen Balance Sheet by $50 Million

Combination of recently announced bought deal equity financing and early conversion of convertible debentures, will strengthen its balance sheet and increase cash flow

TORONTO, Jan. 22, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV), the largest gaming platform in North America, reaching over 300 million monthly video game and esports fans worldwide, announced that it has issued notice to the holders, of the Company’s convertible debentures (the “Debentures”) to exercise the Company’s option to convert the outstanding Debentures into common shares of the Company (the “Common Shares”). The Debentures were set to mature on December 31, 2021. Upon completion of the conversions, $9 million in principal amount of the Debentures will have been converted into approximately 2,967,163 Common Shares.

As the Company had previously announced, it has entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to sell (the “Offering”), on a bought deal basis, up to 7,383,000 Common Shares to be issued by treasury for total gross proceeds to the Company of approximately $42.5 million (assuming exercise in full of the over-allotment option). In connection with the Offering, a selling shareholder will sell an additional 2,817,500 Common Shares (assuming exercise of the over-allotment option).

By reducing the Company’s indebtedness through the conversion of the Debentures and by raising $42.5 million upon the successful completion of the bought deal financing, the Company will have strengthened its balance sheet by more than $50 million, while reducing annual interest costs by $0.8 million.

“This week we took a major step to add a sizeable amount of growth capital, while also significantly reducing our borrowings and interest costs,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “These two actions will strengthen our balance sheet ahead of our proposed Nasdaq listing, while we push forward with the execution of our growth strategy, which includes acquiring accretive properties which we can integrate into our platform.”

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest social network of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate 1.1 billion page views monthly. Enthusiast’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to statements relating to the conversion of the Debentures, the completion of the bought deal financing, the listing of the Company on Nasdaq, the successful execution of the Company’s growth strategy, the ability to acquire accretive properties

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks related risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive and other risks set out in Enthusiast Gaming public disclosure recorded filed under the Company’s provide on www.sedar.com, including those contained in the prospectus. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:
Enthusiast Gaming – Eric Bernofsky
Chief Corporate Officer
press@enthusiastgaming.com

Media Relations – ID
EnthusiastGaming@id-pr.com